SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2012
DIVISION OF TRADING & MARKETS

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
[redacted]shington, D.C. 20549

AUDITED REPORT
RM X-17A-5
PART III

SEC FILE NUMBER
8-17758

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2011 ENDING December 31, 2011

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

StockCross Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9464 Wilshire Boulevard
(No. and Street)

Beverly Hills (City) California (State) 90212 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Reich 800-225-6196
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP
(Name – if individual, state last, first, middle name)

10 Cutter Mill Road (Address) Great Neck (City) NY (State) 11021 (Zip Code)

CHECK ONE
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).*

Sec 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/5/2012

OATH OR AFFIRMATION

I, Andrew Reich swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

StockCross Financial Services, Inc., as of December 31, 2011 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CFO

Title

Notary Public

EDWIN LOUIS SHAUGHNESSY
Commission # 1905244
Notary Public - California
Los Angeles County
My Comm. Expires Sep 24, 2014

This Report ** contains (check all applicable boxes):

- [x] (a) Facing Page
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss)
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
StockCross Financial Services, Inc.
Beverly Hills, California

We have audited the accompanying statement of financial condition of StockCross Financial Services, Inc. as of December 31, 2011 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of StockCross Financial Services, Inc. at December 31, 2011 in conformity with accounting principles generally accepted in the United States.

Lilling & Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
February 17, 2012

STOCKCROSS FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash	$ 1,167,523
Cash segregated in compliance with federal and other regulations	132,582,441
Receivable from broker-dealers and clearing organizations	3,658,334
Receivable from customers	47,905,292
Securities owned-marketable, at fair value	61,479,504
Securities borrowed	650,000
Goodwill	8,029,258
Property and equipment, net of accumulated depreciation and amortization	133,605
Other assets	1,142,483
	$ 256,748,440

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Payable to customers	$ 217,831,892
Payable to non customers	388,590
Drafts payable	3,136,174
Payable to broker-dealers and clearing organizations	520,000
Securities sold, not yet purchased, at fair value	4,798,605
Accounts payable, accrued expenses and other liabilities	1,355,612
	228,030,873

Stockholder's Equity

Common stock; $1.00 par value, 5,000,000 shares authorized, 8,000 shares issued and outstanding	8,000
Paid-in capital	19,292,352
Retained earnings	9,417,215
	28,717,567
	$ 256,748,440

See notes to statement of financial condition

1. ORGANIZATION AND NATURE OF BUSINESS

StockCross Financial Services, Inc. (the "Company") is a securities broker dealer registered with the Securities and Exchange Commission ("SEC") and a member of the New York Stock Exchange, Inc. ("NYSE") and Financial Industry Regulatory Authority ("FINRA").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Standards Codification

The Financial Accounting Standards Board ("FASB") has issued FASB Statement No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles*, effective for periods ending after September 15, 2009. This Statement establishes the FASB Accounting Standards Codification ("ASC") as the single source of authoritative United States generally accepted accounting and reporting standards for nongovernmental entities, in addition to guidance issued by the SEC and these financial statements are referenced accordingly.

Securities Transactions and Commissions

Customers' securities transactions are recorded on a settlement date basis, generally three business days following the transaction. Commissions and other securities transactions are recorded on a trade-date basis as the securities transactions occur. Securities owned and securities borrowed are recorded at current market value.

Securities Borrowed and Loaned

Securities borrowed are recorded at the amount of cash collateral advanced. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. For securities loaned, the Company monitors the market value of securities borrowed and securities loaned, with additional collateral obtained or refunded as necessary.

Goodwill

In accordance with ASC 350, "Goodwill and Other Intangible Assets", the Company does not amortize goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually for impairment in accordance with this statement. Goodwill is tested for impairment annually. Using cash flow and marketing analysis, management determined in 2011 that the carrying value of goodwill was not impaired and therefore there was no impact on the Company's results of operations or financial position as of December 31, 2011.

Income Taxes

The Company elected to be taxed as an "S" Corporation for federal income tax purposes and in various states. As an S corporation, the Company is not subject to federal income taxes and passes through substantially all taxable items to the shareholders of the Company. The Company is subject to state and local income taxes in various states and localities.

In accordance with ASC 740, Income Taxes, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2011, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

Property and Equipment

Property, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded on a straight-line basis over the lesser of the estimated useful lives of the related assets or non-cancelable lease terms, as appropriate.

Drafts Payable

Drafts payable represent checks drawn by the Company against customer accounts which were deposited subsequent to year end.

Concentrations of Credit Risk and Estimates

The Company is engaged in various trading and brokerage activities whose contra-parties include broker-dealers, banks and other financial institutions.

In the event contra-parties do not fulfill their obligations, the Company may sustain a loss if the market value of the instrument is different from the contract value of the transaction. The risk of default primarily depends upon the credit worthiness of the contra-parties involved in the transactions. It is the Company's policy to review, as necessary, the credit standing of each contra-party with which it conducts business.

The Company is located in Beverly Hills, California, with offices throughout the United States and its customers are located worldwide.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Valuation of Investments

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 – Are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

3. FAIR VALUE MEASUREMENT

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned	$	$ -	-	$
Municipal obligations	-	5,263,841	-	5,263,841
U.S. government and agency obligations	50,512	-	-	50,512
Certificates of deposits	-	48,492,681	-	48,492,681
Corporate obligations	-	2,182,015	-	2,182,015
Equity securities	4,681,030	809,425	-	5,490,455
	$ 4,731,542	$ 56,747,962	$ -	$ 61,479,504
Liabilities				
Securities sold, not yet purchased	$ 4,700,123	$ 98,482	$ -	$ 4,798,605

Level 3 Change in Financial Assets and Liabilities

	Beginning Balance	Realized Gains (Losses)	Purchases, Issuances and Settlements	Ending Balance
Assets				
Certificates of deposits	$ 80,827,306	$ -	$ (80,827,306)	$ -

Beginning in 2011, the Company classifies certificates of deposits as Level 2.

4. COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company rents office space and leases computers and other equipment under various operating leases. Rent expense for the year ended December 31, 2011 was approximately $1,543,000.

At December 31, 2011, minimum future rental on non-cancelable leases are as follows:

2012	$ 1,186,000
2013	1,000,000
2014	916,000
2015	379,000
Thereafter	70,000
	$ 3,551,000

Litigation

The Company is subject to various claims and arbitration in the normal course of business. The Company believes that the resolution of these matters will not have a material adverse effect on these financial statements.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company enters into various transactions to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations.

Such transactions may expose the Company to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions, when necessary.

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counter-party is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

6. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

At December 31, 2011, amounts receivable from and payable to broker-dealers and clearing organizations include the following:

Receivables:		
Clearing organizations	$	1,437,810
Brokers and dealers		1,012,864
Securities failed to deliver		1,207,660
	$	3,658,334
Payables:		
Securities failed to receive	$	520,000

7. PROFIT SHARING PLAN

The Company sponsors a 401(k) profit sharing plan, which covers substantially all employees. Employee contributions to the plan are at the discretion of eligible employees.

8. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables.

9. CASH AND SECURITIES IN COMPLIANCE WITH FEDERAL AND OTHER REGULATIONS

Cash equivalents of $132,577,146 and securities of $48,196,687, included in securities owned, have been segregated in special reserve accounts for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

10. PAYABLE TO NON CUSTOMERS

Payable to non customers include amounts due on cash transactions on accounts owned and controlled by principal officers, directors and stockholders.

11. NET CAPITAL REQUIREMENTS

The Company, as a broker-dealer, is subject to the Uniform Net Capital Rule of the SEC (Rule 15c3-1). Under the alternate method permitted by this rule, net capital, as defined, shall not be less than 2% of aggregate debits items arising from customer transactions. At December 31, 2011, the Company's net capital was $15,783,322, which was $14,711,136 in excess of its required net capital of $1,072,186. The Company's percentage of aggregate debit balances to net capital was 29.44% as of December 31, 2011.

12. INCENTIVE PLAN

With the approval the board of directors and stockholder, the Company adopted an incentive plan (the "Plan") in 2007 to provide annual incentives to certain employees or directors. The incentives will be the award of cash settled stock appreciation rights ("SARs") based on shares of common stock not to exceed 100,000 shares awarded to any one participant for a calendar year. SARs which satisfy the vesting requirements set forth in the Plan will entitle the participant to receive a cash settled payment equal to the appreciation in the fair market value of a stated number of shares of common stock from the grant date to the date of exercise. The grant price for a particular SAR will be set forth in the award notice. At December 31, 2011, there were approximately 382,000 nonvested SARs outstanding with no intrinsic value.

13. SUBSEQUENT EVENTS

The Company has evaluated and noted no events or transactions that have occurred after December 31, 2011 that would require recognition or disclosure in the financial statements.